Kegler, Brown, Hill & Ritter Co., L.P.A.

65 E. State Street, Suite 1800

Columbus, OH 43215

June 8, 2022

Intellinetics, Inc.

Registration of Form S-1 Filed May 16, 2022

File No. 333-264981

Ms. Anna Abramson

Division of Corporation Finance – Office of Technology

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Ms. Abramson:

We note the receipt by Intellinetics, Inc. (the “Company”), a Nevada corporation, of the comment letter (the “Comment Letter”) dated May 25, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 (the “Form S-1”). On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type.

Recent Developments, page 3

1.	We note that you acquired Yellow Folder, LLC on April 1, 2022. Please provide the financial statements and pro forma financial information for Yellow Folder pursuant to Rule 3-05 and Article 11 of Regulation S-X. If you do not believe this information is required, please provide us with an analysis that includes the significance computations set forth in Rule 1-02(w) of Regulation S-X to support your conclusions.

The Company plans to amend the Form S-1 to incorporate the financial statements and pro forma financial information for Yellow Folder pursuant to Rule 3-05 and Article 11 of Regulation S-X, upon the completion and filing of those materials by June 15, 2022, as required. Please note that by letter received from Jaime G. John, Associate Chief Accountant, on April 21, 2022, the Staff has indicated that it will not object to the omission of the financial statements of Yellow Folder, LLC for the year ended December 31, 2020.

2.	We note your assertion on page F-46 that certain information about the Yellow Folder acquisition, including pro forma financial information, will be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. In your response letter, please tell us the basis for this assertion and how such disclosure will comply with the timing requirements of Rule 3-05 of Regulation S-X.

The Company will clarify this language upon amendment of the Form S-1 to indicate that 1) financial statements and pro forma financial statements for Yellow Folder, LLC, for the year ended December 31, 2021 and the three months ended March 31, 2022, will be included in the Form S-1 as amended and 2) financial statements reflecting the combined operations of Intellinetics and the assets of Yellow Folder, LLC for the period following the acquisition on April 1, 2022 will be available in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

Exhibit Index, page II-7

3.	Please revise counsel’s legality opinion to remove the assumption that “the Company has sufficient shares of its authorized common stock available.” This assumption appears to be overly broad. Refer to Section II.B.3.a. of Staff Legal Bulletin 19 for guidance.

The Company’s Nevada counsel plans to omit the quoted language above and include the following:

“The Placement Agent Warrant Shares, issuable upon the exercise of the Placement Agent Warrants, will be duly authorized, validly issued, fully paid and non-assessable, so long as the Placement Agent Warrant Shares are issued pursuant to the terms of the Placement Agent Warrants, and at the time of issuance, the certificates representing the Placement Agent Warrant Shares conform to the specimen thereof examined by us and have been properly executed and delivered in accordance with Nevada law.”

*      *      *

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Form S-1 at the Staff’s earliest convenience. Please feel free to contact the undersigned at (614) 462-5420 or eherbst@keglerbrown.com.

Sincerely,

/s/ Erin C. Herbst
Erin C. Herbst

cc:	Intellinetics, Inc.
Joseph D. Spain